1933 Act Registration No. 333-204300

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[   ] Pre-Effective Amendment No. __

[    ] Post-Effective Amendment No. __

 (Check appropriate box or boxes)

WILLIAMSBURG INVESTMENT TRUST
 (Exact Name of Registrant as Specified in Charter)

225 Pictoria Drive, Suite 450
Cincinnati, Ohio  45246
(Address of Principal Executive Offices)

Registrant’s Telephone Number: (513) 587-3400

W. Lee H. Dunham, Esq.
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109
(Name and Address of Agent for Service)

Copies to:
Tina H. Bloom, Esq.
Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

As soon as practicable after this Registration Statement becomes effective.
(Approximate Date of Proposed Public Offering)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Shares of beneficial interest of The Jamestown Equity Fund
(Title of Securities Being Registered)

No filing fee is due because an indefinite number of shares have been deemed to be registered in reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

FILED VIA EDGAR

June 17, 2015

 U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Delaying Amendment for Williamsburg Investment Trust Registration Statement on Form N-14 (File No. 333-204300)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, on behalf of Williamsburg Investment Trust (the "Registrant") we hereby file a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-204300), filed with the Securities and Exchange Commission on May 19, 2015.

The Registrant hereby files a facing page of the Registration Statement on Form N-14 containing the following language:

"The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8 (a), may determine."

No fees are required in connection with this filing. Please contact the undersigned at 513/587-3418 if you have any questions or comments concerning this filing.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450